SCHEDULE 13G-A

(RULE 13d-102)

Information to be included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G-A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

024061103
(CUSIP Number)

Year Ended December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☐  Rule 13d-1(b)

      ☐  Rule 13d-1(c)

      ☑  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No.	024061103

1.	NAME OF REPORTING PERSON: I.R.S. Identification Nos. of above persons (entities only): Richard E. Dauch

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5.	SOLE VOTING POWER:

NUMBER OF		6,446,547

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		545,410

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,446,547

WITH	8.	SHARED DISPOSITIVE POWER:

		545,410

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,991,957

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: See Item 4 of Schedule G

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.21%

12.	TYPE OF REPORTING PERSON: IN

	IN

13G

Item 1.	NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

(a)	NAME OF ISSUER:

American Axle & Manufacturing Holdings, Inc.

(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

American Axle & Manufacturing Holdings, Inc. One Dauch Drive, Detroit, Michigan, 48211-1198

Item 2.	PERSON FILING:

(a)	IDENTITY OF PERSON FILING:

Richard E. Dauch, individually and as trustee of the Richard E. Dauch Trust dated 11-13-91, the Dauch Care Trust, the Sandra J. Dauch Gift Trust dated May 25, 1998, the Richard E. Dauch Annuity Trust 2017, U/A 05-04-09, and the Richard E. Dauch 2012 Annuity Trust, U/A 03-02-12, and as president of the Richard E. and Sandra J. Dauch Family Foundation.

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o American Axle & Manufacturing Holdings, Inc. One Dauch Drive, Detroit, Michigan, 48211-1198

(c)	CITIZENSHIP:

United States of America

(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

(e)	CUSIP NUMBER:

024061103

Item 3.	If this statement is filed pursuant to §§240.13d- 1(b) or 240.13d- 2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	AMOUNT BENEFICIALLY OWNED:

See Item 9 of Cover Page

(b)	PERCENT OF CLASS:

See Item 11 of Cover Page

(c)	NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

(i)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

See Item 5 of the Cover Page

(ii)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

See Item 6 of the Cover Page

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

See Item 7 of the Cover Page

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

See Item 8 of the Cover Page

Richard E. Dauch is trustee and beneficiary of the Richard E. Dauch Trust DTD 11-13-91, which owns 12,700 shares as of 12/31/12. Mr. R. E. Dauch is trustee of the Sandra J. Dauch Gift Trust dated May 25, 1998, the Richard E. Dauch Annuity Trust 2017, U/A 05-04-09, and the Richard E. Dauch 2012 Annuity Trust, U/A 03-02-12, which together own a total of 5,383,847 shares as of 12/31/12. Mr. R. E. Dauch, along with his spouse, is co-trustee and beneficiary of the Dauch Care Trust, which owns 433,700 shares as of 12/31/12. He holds options exercisable within 60 days of 12/31/12 to acquire 1,050,000 shares. Mr. Dauch is president of the Richard E. and Sandra J. Dauch Family Foundation, a charitable foundation under Internal Revenue Code Section 501(c)(3), which owns 111,710 shares as of 12/31/12.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

(a)	N/A

(b)	N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013
By:	/s/ Michael K. Simonte
Signature of Reporting Person
Attorney in fact

POWER OF ATTORNEY

     The Power of Attorney of the Reporting Person appointing Michael K. Simonte attorney-in-fact for purposes of filing reports such as this Schedule 13G, filed with the Commission on March 10, 1999, is incorporated herein by reference.